Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of      November 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive office
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: November 9, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, November 9, 2006 Page 1 of 1

Changes in Electrolux Nomination Committee for the Annual General Meeting 2007
The Second Swedish National Pension Fund has reduced its holding in Electrolux and is no longer one of the shareholders entitled to a representative on the Nomination Committee, according to the nomination procedure adopted by the AGM in April 2006. Carl Rosén, the Fund’s representative on the Committee, has therefore resigned and has been replaced by Marianne Nilsson of Robur Funds.
Börje Ekholm, President and CEO of Investor, is the Chairman of the Nomination Committee. The other members are Ramsay J. Brufer, Alecta Mutual Pension Insurance, Annika Andersson, Fourth Swedish National Pension Fund, Marianne Nilsson Robur Funds and Michael Treschow, Chairman of Electrolux.
The Nomination Committee will prepare proposals for the AGM in 2007, including Chairman of the AGM, Board members, Chairman of the Board, remuneration for Board members and the Nomination Committee for the following year.
Shareholders who wish to submit proposals to the Nomination Committee should send an email to nominationcommittee@electrolux.com
The Annual General Meeting of AB Electrolux will be held on April 16, 2007, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.